                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                            METHODE ELECTRONICS, INC.
                                (Name of Issuer)

                      CLASS B COMMON STOCK, $.50 PAR VALUE
                         (Title of Class of Securities)

                                    59152010
                                 (CUSIP Number)

 JANE R. MCGINLEY, AS CO-TRUSTEE OF THE WILLIAM J. MCGINLEY MARITAL TRUST NO. 1
                              C/O LOUIS S. HARRISON
                              LORD, BISSELL & BROOK
                                115 SOUTH LASALLE
                                 (312) 443-0700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                FEBRUARY 8, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59152010                                                 Page 2 of 15

-------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Jane R. McGinley, as Co-Trustee of the William J. McGinley Trust
-------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)  N/A

         (a)  / /

         (b)  / /

-------------------------------------------------------------------------------

3.   SEC Use Only

-------------------------------------------------------------------------------

4.   Source of Funds (See Instructions)

      OO

-------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     N/A

-------------------------------------------------------------------------------

6.   Citizenship or Place of Organization

     Illinois

-------------------------------------------------------------------------------


Number of         7.    Sole Voting Power

Shares                  0

Beneficially      -------------------------------------------------------------

Owned by          8.    Shared Voting Power

Each                    0

Reporting         -------------------------------------------------------------

Person            9.    Sole Dispositive Power

With                    0

                  -------------------------------------------------------------

                  10.   Shared Dispositive Power

                        0

-------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     0

-------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).

-------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)

     0

-------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)

     OO
-------------------------------------------------------------------------------

CUSIP No. 59152010                                                 Page 3 of 15

-------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Jane R. McGinley, as Co-Trustee of the William J. McGinley
     Marital Trust No. 1.
-------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)  N/A

         (a)  / /

         (b)  / /

-------------------------------------------------------------------------------

3.   SEC Use Only

-------------------------------------------------------------------------------

4.   Source of Funds (See Instructions)

      OO

-------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     N/A

-------------------------------------------------------------------------------

6.   Citizenship or Place of Organization

     Illinois

-------------------------------------------------------------------------------


Number of         7.    Sole Voting Power

Shares                  0

Beneficially      -------------------------------------------------------------

Owned by          8.    Shared Voting Power

Each                    0

Reporting         -------------------------------------------------------------

Person            9.    Sole Dispositive Power

With                    0

                  -------------------------------------------------------------

                  10.   Shared Dispositive Power

                        0

-------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     87,277

-------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).

-------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)

     7.9

-------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)

     OO
-------------------------------------------------------------------------------

CUSIP No. 59152010                                                 Page 4 of 15

-------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Jane R. McGinley, as Co-Trustee of the William J. McGinley
     Marital Trust No. 2.
-------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)  N/A

         (a)  / /

         (b)  / /

-------------------------------------------------------------------------------

3.   SEC Use Only

-------------------------------------------------------------------------------

4.   Source of Funds (See Instructions)

      OO

-------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     N/A

-------------------------------------------------------------------------------

6.   Citizenship or Place of Organization

     Illinois

-------------------------------------------------------------------------------


Number of         7.    Sole Voting Power

Shares                  0

Beneficially      -------------------------------------------------------------

Owned by          8.    Shared Voting Power

Each                    0

Reporting         -------------------------------------------------------------

Person            9.    Sole Dispositive Power

With                    0

                  -------------------------------------------------------------

                  10.   Shared Dispositive Power

                        0

-------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     793,624

-------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).

-------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)

     72.6

-------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)

     OO
-------------------------------------------------------------------------------

CUSIP No. 59152010                                                 Page 5 of 15

-------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Jane R. McGinley, individually and as Special Fiduciary under the
     William J. McGinley Marital Trust No. 1 and No. 2
-------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)  N/A

         (a)  / /

         (b)  / /

-------------------------------------------------------------------------------

3.   SEC Use Only

-------------------------------------------------------------------------------

4.   Source of Funds (See Instructions)

      OO

-------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     N/A

-------------------------------------------------------------------------------

6.   Citizenship or Place of Organization

     USA

-------------------------------------------------------------------------------


Number of         7.    Sole Voting Power

Shares                  10,001

Beneficially      -------------------------------------------------------------

Owned by          8.    Shared Voting Power

Each                    880,901

Reporting         -------------------------------------------------------------

Person            9.    Sole Dispositive Power

With                    10,001

                  -------------------------------------------------------------

                  10.   Shared Dispositive Power

                        880,901

-------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     890,902

-------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). /X/

Jane R. McGinley specifically disclaims beneficial ownership of all shares owned by the other filers of this Schedule other than in their respective capacities as Special Fiduciary under the William J. McGinley Marital Trust No. 1 and No.2.

-------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)

     81.6

-------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)

     IN
-------------------------------------------------------------------------------

CUSIP No. 59152010                                                 Page 6 of 15

-------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Raymond J. Roberts, individually and as Special Fiduciary under the William J. McGinley Marital Trust No. 1 and No. 2
-------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)  N/A

         (a)  / /

         (b)  / /

-------------------------------------------------------------------------------

3.   SEC Use Only

-------------------------------------------------------------------------------

4.   Source of Funds (See Instructions)

      OO

-------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     N/A

-------------------------------------------------------------------------------

6.   Citizenship or Place of Organization

     USA

-------------------------------------------------------------------------------


Number of         7.    Sole Voting Power

Shares                  6,200

Beneficially      -------------------------------------------------------------

Owned by          8.    Shared Voting Power

Each                    880,901

Reporting         -------------------------------------------------------------

Person            9.    Sole Dispositive Power

With                    6,200

                  -------------------------------------------------------------

                  10.   Shared Dispositive Power

                        880,901

-------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     887,101

-------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). /X/

Raymond J. Roberts specifically disclaims beneficial ownership of all shares owned by the other filers of this Schedule other than in their respective capacities as Special Fiduciary under the William J. McGinley Marital Trust No. 1 and No.2.

-------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)

     81.2

-------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)

     IN
-------------------------------------------------------------------------------

CUSIP No. 59152010                                                 Page 7 of 15

-------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Robert J. McGinley, individually and as Special Fiduciary under the William J. McGinley Marital Trust No. 1 and No. 2
-------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)  N/A

         (a)  / /

         (b)  / /

-------------------------------------------------------------------------------

3.   SEC Use Only

-------------------------------------------------------------------------------

4.   Source of Funds (See Instructions)

      OO

-------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     N/A

-------------------------------------------------------------------------------

6.   Citizenship or Place of Organization

     USA

-------------------------------------------------------------------------------


Number of         7.    Sole Voting Power

Shares                  23,308

Beneficially      -------------------------------------------------------------

Owned by          8.    Shared Voting Power

Each                    880,901

Reporting         -------------------------------------------------------------

Person            9.    Sole Dispositive Power

With                    23,308

                  -------------------------------------------------------------

                  10.   Shared Dispositive Power

                        880,901

-------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     904,209

-------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). /X/

Robert J. McGinley specifically disclaims beneficial ownership of all shares owned by the other filers of this Schedule other than in their respective capacities as Special Fiduciary under the William J. McGinley Marital Trust No. 1 and No.2.

-------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)

     82.8

-------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)

     IN
-------------------------------------------------------------------------------

CUSIP No. 59152010                                                 Page 8 of 15

-------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Margaret J. McGinley, individually and as Special Fiduciary under the William J. McGinley Marital Trust No. 1 and No. 2
-------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)  N/A

         (a)  / /

         (b)  / /

-------------------------------------------------------------------------------

3.   SEC Use Only

-------------------------------------------------------------------------------

4.   Source of Funds (See Instructions)

      OO

-------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     N/A

-------------------------------------------------------------------------------

6.   Citizenship or Place of Organization

     USA

-------------------------------------------------------------------------------


Number of         7.    Sole Voting Power

Shares                  17,281

Beneficially      -------------------------------------------------------------

Owned by          8.    Shared Voting Power

Each                    880,901

Reporting         -------------------------------------------------------------

Person            9.    Sole Dispositive Power

With                    17,281

                  -------------------------------------------------------------

                  10.   Shared Dispositive Power

                        880,901

-------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     898,182

-------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). /X/

Margaret J. McGinley specifically disclaims beneficial ownership of all shares owned by the other filers of this Schedule other than in their respective capacities as Special Fiduciary under the William J. McGinley Marital Trust No. 1 and No.2.

-------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)

     82.3

-------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)

     IN
-------------------------------------------------------------------------------

CUSIP No. 59152010                                                 Page 9 of 15

-------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     James W. McGinley, individually and as Special Fiduciary under the
     William J. McGinley Marital Trust No. 1 and No. 2
-------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)  N/A

         (a)  / /

         (b)  / /

-------------------------------------------------------------------------------

3.   SEC Use Only

-------------------------------------------------------------------------------

4.   Source of Funds (See Instructions)

      OO

-------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     N/A

-------------------------------------------------------------------------------

6.   Citizenship or Place of Organization

     USA

-------------------------------------------------------------------------------


Number of         7.    Sole Voting Power

Shares                  0

Beneficially      -------------------------------------------------------------

Owned by          8.    Shared Voting Power

Each                    881,169

Reporting         -------------------------------------------------------------

Person            9.    Sole Dispositive Power

With                    0

                  -------------------------------------------------------------

                  10.   Shared Dispositive Power

                        881,169

-------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     881,169

-------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). /X/

James W. McGinley specifically disclaims beneficial ownership of all shares owned by the other filers of this Schedule other than in their respective capacities as Special Fiduciary under the William J. McGinley Marital Trust No. 1 and No.2.

-------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)

     80.7

-------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)

     IN
-------------------------------------------------------------------------------

Item 1. SECURITY AND ISSUER. This statement relates to beneficial ownership of shares of Class B Common Stock, $.50 par value (the "Common Stock") of Methode Electronics, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 7401 West Wilson Avenue, Chicago, Illinois 60706.

Item 2. IDENTITY AND BACKGROUND. This statement is being filed by Jane R. McGinley, individually, as Co-Trustee of the William J. McGinley Trust, and as Co-Trustee of the William J. McGinley Marital Trust No. 1 and No. 2, Raymond J. Roberts, Robert J. McGinley, Margaret J. McGinley, and James W. McGinley (collectively referred to herein for convenience as the "Special Fiduciaries").

         WILLIAM J. MCGINLEY TRUST:

         The William J. McGinley Trust (the "Living Trust") was formed in Illinois as a testamentary trust pursuant to the estate plan of William
         J. McGinley. The address for the Living Trust is Jane R. McGinley, Co-Trustee of the William J. McGinley Trust, c/o Louis S. Harrison, Lord, Bissell & Brook, 115 South LaSalle Street, Chicago, Illinois 60603.

         The Living Trust has not, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors. Furthermore, the Living Trust has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         WILLIAM J. MCGINLEY MARITAL TRUST NO. 1 AND NO. 2:

         The William J. McGinley Marital Trust No. 1 and No. 2 (the "Marital Trusts") were formed in Illinois as testamentary trusts under the Living Trust pursuant to the estate plan of William J. McGinley. The address for the Marital Trusts is Jane R. McGinley, Co-Trustee of the William J. McGinley Marital Trust No. 1 and No. 2, c/o Louis S. Harrison, Lord, Bissell & Brook, 115 South LaSalle Street, Chicago, Illinois 60603.

         The Marital Trusts have not, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors. Furthermore, the Marital Trusts have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         JANE R. MCGINLEY, INDIVIDUALLY: Jane R. McGinley is the Executor of the Estate of William J. McGinley, c/o Louis S. Harrison, Lord, Bissell & Brook, 115 South LaSalle Street, Chicago, Illinois 60603, a Co-Trustee and Special Fiduciary under the Living Trust, and a Co-Trustee and Special Fiduciary under the Marital Trusts. Jane R. McGinley is not presently employed, other than in her role as Executor of the Estate of William J.

         McGinley and in her capacity as Special Fiduciary under the Living Trust and Marital Trusts. Jane R. McGinley is a citizen of the United States of America.

         Jane R. McGinley has not, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors. Furthermore, Jane R. McGinley has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         RAYMOND J. ROBERTS:

         Raymond J. Roberts is the Chief Financial Officer and
         Secretary-Treasurer of Coilcraft, Inc. located at 1102 Silver Lake Road, Cary, Illinois 60013, as well as Special Fiduciary under the Living Trust and Marital Trusts. Raymond J. Roberts is a citizen of the United States of America.

         Raymond J. Roberts has not, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors. Furthermore, Raymond J. Roberts has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         ROBERT J. MCGINLEY:

         Robert J. McGinley is President of Image Network, Inc. located at 1807 12th Street, Santa Monica, California 90404. Robert J. McGinley is also a Director of the Issuer, as well as a Special Fiduciary under the Living Trust and Marital Trusts. Robert J. McGinley is a citizen of the United States of America.

         Robert J. McGinley has not, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors. Furthermore, Robert J. McGinley has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         MARGARET J. MCGINLEY:

         Margaret J. McGinley is not presently employed other than serving in her capacity as a Special Fiduciary under the Living Trust and Marital Trusts. Margaret J. McGinley's address for the purposes hereof is P.O. Box 1248, Anna Maria, Florida 34216. Margaret J. McGinley is a citizen of the United States of America.

         Margaret J. McGinley has not, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors. Furthermore, Margaret J. McGinley has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         JAMES W. MCGINLEY:

         James W. McGinley is President and Chief Executive Officer of Stratos Lightwave, Inc. located at 7444 West Wilson Avenue, Chicago, Illinois 60656. James W. McGinley is also a Director of the Issuer, as well as a Special Fiduciary under the Living Trust and Marital Trusts. James W. McGinley is a citizen of the United States of America.

         James W. McGinley has not, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors. Furthermore, James W. McGinley has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION. No funds of, or other consideration from, the Marital Trusts or the Special Fiduciaries were used or are expected to be used in making any of the acquisitions of Common Stock reported hereby. The Marital Trusts acquired the Common Stock from the Living Trust as a result of the death of William J. McGinley and in accordance with the terms of his Will and the Living Trust.

Item 4.  PURPOSE OF TRANSACTION. The Common Stock was transferred to the
         Marital Trusts by the terms of the Living Trust as a result of the death of William J. McGinley and in accordance with the terms of his Will and the Living Trust. In the near future, the Special Fiduciaries intend, in their capacity as such, to cause the transfer of up to all of the Common Stock by the Marital Trusts to the JM Growth Fund I LP, a Delaware limited partnership (the "Limited Partnership"), in exchange for an interest in the Limited Partnership. It is anticipated that the William J. McGinley Marital Trust No. 1 will own a controlling interest in the Limited Partnership. Additionally, the Special Fiduciaries and the Trustees of the Marital Trusts will monitor the Marital Trusts' respective assets and will from time to time consider the acquisition of additional assets or the disposition of assets currently held by the Marital Trusts, including the Common Stock. Other than the foregoing, the Special Fiduciaries have no current plans with respect to the acquisition or disposition of the Common Stock of the Issuer (other than for estate planning purposes).

         Other than as set forth above, the Living Trust, the Marital Trusts and the Special Fiduciaries currently have no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the

         Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of The Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5. INTEREST IN SECURITIES OF THE ISSUER. Items 11 and 13 of the cover pages set out the aggregate number and percentage, respectively, of Common Stock beneficially owned by each filer of this Schedule. The Living Trust is no longer the beneficial owner of any of the Common Stock. The William J. McGinley Marital Trust No. 1 beneficially owns 87,277 shares of the Common Stock but has no power to vote or to dispose of those shares. The William J. McGinley Marital Trust No. 2 beneficially owns 793,624 shares of the Common Stock but has no power to vote or to dispose of those shares. As Special Fiduciaries of the Marital Trusts, each Special Fiduciary has shared power to vote and to dispose of all of the 880,901 shares of the Common Stock owned in the aggregate by the Marital Trusts. Jane R. McGinley also has sole power to vote and to dispose of or direct the vote or disposition of 10,001 shares; Raymond J. Roberts also has sole power to vote and to dispose of or direct the vote or disposition of 6,200 shares; Robert J. McGinley also has sole power to vote and to dispose of or direct the vote or disposition of 23,308 shares; and Margaret J. McGinley also has sole power to vote and to dispose of or direct the vote or disposition of 17,281 shares.

         James W. McGinley also shares power to vote and to dispose of 268 shares of the Common Stock owned individually by his spouse, Valerie A. McGinley. Valerie A. McGinley is not presently employed. Valerie A. McGinley's address is c/o James W. McGinley, Stratos Lightwave, Inc., 7444 West Wilson Avenue, Chicago, Illinois 60656. Valerie A. McGinley is a citizen of the United States of America.

         Valerie A. McGinley has not, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors. Furthermore, Valerie A. McGinley has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         On February 8, 2002, the Living Trust effected the disposition of 880,901 shares of the Common Stock, the William J. McGinley Marital Trust No. 1 effected the acquisition of 87,277 shares of the Common Stock, and the William J. McGinley Marital Trust No. 2 effected the acquisition of 793,624 shares of the Common Stock, all in private transactions pursuant to William J. McGinley's estate plan.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         In addition to the information described in Item 5, Robert J. McGinley entered into a Stock

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                                                                 Page 14 of 15

         Option Award Agreement with the Issuer on June 19, 2001. In connection with his capacity as director of the Issuer, the Stock Option Award Agreement provides for the grant of options to Robert J. McGinley to purchase 2,500 shares of Class A common stock for $7.45 per share pursuant to the Issuer's 2000 Stock Plan. All of such options vested on December 31, 2001.

         Other than the foregoing, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among each of the persons named in Item 2 and between each of such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, other than for estate planning purposes.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.


         1. Statement by the filers of this Schedule that this filing is made on behalf of each of them.


         SIGNATURE. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


DATE:  February 11, 2002

                     /s/ James W. McGinley
                     --------------------------------------------------------
                     James W. McGinley, on behalf of himself and as attorney-in-fact for Jane R. McGinley, individually, as Co-Trustee of the William J. McGinley Trust, and as Co-Trustee of the William J. McGinley Marital Trust No. 1 and No. 2, Raymond J. Roberts, Robert J. McGinley, and Margaret J. McGinley